Mail Stop 4561

December 19, 2007

Laura Butler
Chief Financial Officer
First Citizens Bancshares, Inc.
P.O. Box 370
One First Citizens Place
Dyersburg, Tennessee 38024

> **RE:** **First Citizens Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **File No. 000-11709**

Dear Ms. Butler,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Non-performing Loans, page, page 22

1. You disclose that "loans that represent a <u>potential</u> loss are adequately reserved for in the allowance for loan losses." Disclosures that explain the allowance in terms of potential, possible, or future losses, rather than probable losses, suggest a lack of compliance with GAAP and are not

appropriate. Please revise accordingly. Additional information is available in Section II.P.1. of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC's web-site.

Consolidated Statements of Income, page 34

2.   Please revise to present your secondary mortgage fees as a separate line item in Other Income or tell us why you believe it is appropriate to present the amounts in Interest and Fees on Loans considering the guidance in Rule 9-04.1 of Regulation S-X.

Consolidated Statements of Comprehensive Income, page 35

3.   Please revise to report unrealized gains and losses separately for available-for-sale securities and your cash flow hedge. Refer to paragraph 17 of SFAS 130.

4.   Please revise to report reclassification adjustments for each classification of other comprehensive income either on the face of the consolidated statements of shareholders' equity or in the notes to the financial statements. Refer to paragraph 20 of SFAS 130.

5.   Please revise to report the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments for all periods presented. Refer to paragraph 25 of SFAS 130.

6.   Please revise to disclose the accumulated balance of unrealized gains and losses separately for available-for-sale securities and your cash flow hedge for all periods presented. Refer to paragraph 26 of SFAS 130.

Note 1 – Summary of Significant Accounting and Reporting Policies

Basis of Presentation, page 38

7.   Please tell us how you determined that you should consolidate First Citizens (TN) Statutory Trusts II, III and IV which was formed in 2007. Specifically tell us how you considered the guidance in FIN 46(R) and how you determined that you were the primary beneficiary of the entities. Also refer to the guidance in paragraphs 17.08 – 17.10 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions Updated as of May 1, 2007. If you determine that you should not consolidate those entities, please revise your financial statements and disclosures accordingly.

Note 3 – Investment Securities, page 40

8.   You state here that you consider your ability to retain your investments for a
        time that would provide for any anticipated recovery in the fair value. Please
        revise to more clearly address how you considered your <u>intent</u> to hold such
        securities. If true, please revise to disclose that you have the positive intent
        and ability to retain your temporarily impaired investments until the earlier of
        their recovery in fair value or maturity. If you are unable to make this
        assertion, please tell us how you concluded that the impairment of your
        securities was temporary. Refer to FASB Staff Position Nos. FAS 115-1 and
        FAS 124-1 (As Amended) and SAB Topic 5M, Other Than Temporary
        Impairment of Certain Investments in Debt and Equity Securities.

Note 13 – Long Term Debt, page 44

9.   We note that your First Citizens (TN) Statutory Trusts were created to issue
        trust preferred securities. Please revise to disclose, if true, that each
        subsidiary is 100% owned by the parent company and that the parent
        company has fully and unconditionally guaranteed the securities. Refer to
        Rule 3.10(b) of Regulation S-X.

Note 21 – Employee Stock Ownership and 401(k) Plans, page 49

10.   Please revise to disclose the information required in paragraph 53 of SOP 93-
        6 for your Employee Stock Ownership Plan.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revisions in future filings,
provide a draft of your proposed disclosures and provide any requested information.
Please file your letter on EDGAR as correspondence. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief